SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Systems & Computer Technology Corp
------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------
(Title of Class of Securities)


871873105
------------------------------------------
(CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]

1. Name of Reporting
   Person(s)        CoreStates Financial Corp

   SSN or IRS Identification
   No (s) of Above Person(s)       23-1899716


2. Check the Appropriate Box
   If a Member of a Group
   (See Instructions)              [ X ]

3. SEC Use Only

4. Citizenship or Place of
   Organization                    Pennsylvania

Number of Shares Beneficially
Owned by Each Reporting Person with

    5. Sole Voting Power               16,035

    6. Shared Voting Power          1,059,131

    7. Sole Dispositive Power       1,036,266

    8. Shared Dispositive Power          -0-

9.  Aggregate Amount Beneficially
    Owned by Each Reporting Person  1,075,166


10. Check if the Aggregate Amount
    in Row 9 Excludes Certain Shares
    (See Instructions)

11. Percent of Class Represented by
    Amount in Row 9                   7.5134%

12. Type of Reporting Person(s)
    (See Instructions)                HC-BK


Item 1.

 (a) Name of Issuer         Systems & Computer Technology Corp

 (b) Address of Issuer's Principal Executive Offices

                            Great Valley Corporate Center
                            4 Country View Road
                            Malvern, PA 19355

Item 2.

 (a) Name of Person Filing: CoreStates Financial Corp.

 (b) Address of Principal Business Office or, if none,
     Residence
                            Broad & Chestnut Streets
                            Philadelphia

 (c) Citizenship            Pennsylvania

 (d) Title of Class of Securities

 (e) CUSIP Number           775371107


Item 3.  If this Statement is filed pursuant to
         Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

 (a) [ ] Broker or dealer registered under
         Section 15 of the Act.

 (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

 (c) [ ] Insurance Company as defined in
         Section 3(a)(19) of the Act.

 (d) [ ] Investment Company registered under
         Section 8 of the Investment Company Act.

 (e) [ ] Investment Adviser registered under
         Section 203 of the Investment Advisers
         Act of 1940.

 (f) [ ] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Securities
         Act of 1974, or Endowment Fund.

 (g) [X] Parent Holding Company, in accordance with Section 240.13-1(b) (1) (ii) (H).

 (h) [ ] Group, in accordance with Section
         240.13d-1(b)(1) (ii) (H).

Item 4.  Ownership

      As of June 30, 1997, the reporting person filing this statement through its wholly owned subsidiary, CoreStates Bank,
      N.A., beneficially owned the following
      amounts and percentages of securities of the above named issuer:

      (a) Amount Beneficially Owned   1,075,166

      (b) Percent of Class               7.5134%

      (c) Number of Shares as to which such
          person has the:

         (i)  sole power to vote or to
              direct the vote             16,035

        (ii)  shared power to vote or
              to direct the vote       1,059,131

        (iii) sole power to dispose or
              to direct the
              disposition of           1,036,266

        (iv)  shared power to dispose
              or to direct the
              disposition of             -0-

Item 5.  Ownership of Five Percent or
         Less of a Class  N/A

Item 6.  Ownership of More then Five
         Percent on Behalf of Another Person

          CoreStates Bank, N.A.and Meridian Bank
          hold the options reported above under
          various trust and custodial arrangements.

Item 7.  Identification and Classification of
         the Subsidiary which Acquired the
         Security Being Reported on By the
         Parent Holding Company

         CoreStates Bank, N.A., a bank
         as defined in Section 3(a) (6) of
         the Act.

Item 8.   Identification and Classification
          of Members of the Group            N/A

Item 9.   Notice of Dissolution of Group     N/A

Item 10.  Certification

     By Signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have effect of changing or influencing the control of the issuer of participant in any transaction have such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Date: August 05, 1997

     Dennis Haynes, Compliance Manager - VP